EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	American Life & Security Corp., a Nebraska corporation
2.	1505 Capital LLC, a Delaware limited liability company
3.	Seneca Reinsurance Company, LLC a Vermont domestic limited liability company
4.	Seneca Incorporate Cell, LLC 2020-01 (“SRC1”), a Vermont domestic limited liability company
5.	Seneca Incorporate Cell, LLC 2021-03 (“SRC3”), a Vermont domestic limited liability company
6.	Midwest Capital Corporation, a Delaware corporation